SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1

CERTIFICATE

MINUTES OF THE 852TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 852th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was held on the sixteenth day of December of two thousand nineteen, at 02:30pm, and the works were interrupted at 06:30pm. The meeting was resumed at 09:15am on the seventeenth of december of two thousand and nineteen. The works were closed on this same day, at 03:40pm. The meeting was held at Eletrobras’ central office, at Rua da Quitanda, No. 196, 25th floor, Centro, Rio de Janeiro-RJ. The meeting was chaired in person by Director JOSÉ GUIMARÃES MONFORTE. Directors WILSON PINTO FERREIRA JR., LUIZ EDUARDO DOS SANTOS MONTEIRO, BRUNO EUSTAQUIO FERREIRA CASTRO DE CARVALHO, DANIEL ALVES FERREIRA, RICARDO BRANDÃO SILVA, RUY FLAKS SCHNEIDER. Director FELIPE VILLELA DIAS participated via videoconference on the first day of meeting and in person on the second day. Directors MAURO GENTILE RODRIGUES CUNHA and MARCELO DE SIQUEIRA FREITAS only participated on the second day of meeting; the first participated in person and the second via videoconference. The justified absence of Director VICENTE FALCONI CAMPOS was registered. Resolution: DEL 243/2019, from 12.17.2019. Revision of the Bylaws of CAE and approval of its Work Plan for the year of 2020, comprised of schedule and phases of implementation of the CAE’s unified performance at subsidiaries. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and substantiated by items 8.5.1. and 8.5.3. of its Bylaws and the opinion of the rapporteur, RESOLVED: 1. approve the Bylaws of the Audit and Risk Committee - CAE under the terms of the attached draft; 2. approve the Work Plan of Eletrobras’ Audit and Risk Committee - CAE for the year 2020 under the terms of the attached draft; 3. determine that the CAE, through its Coordinator, acknowledge the Work Plan of the Boards of Directors of subsidiaries covered by such document, in order to arrange the immediate incorporation of the Work Plan to their regulations and internal routines, under the terms of Article 16, Paragraph 1, of Law No. 3.890-A, of April 25, 1961, c/c/ art. 24, Item V, of Decree No. 8.945/16; 4. Determine that the Chairmanship - PR, the Communication Superintendence - PRC, the Financial and Investor Relations Board - DF, the Generation Board - DG, the Transmission Board - DT, the Governance, Risks and Compliance Board - DC, the Management and Sustainability Board, the Audit - CAI, the General Ombudsman’s Office - CAAO, the General Secretariat - PRGS, and the Board Governance Department - CAAS adopt, within their respective scope of actions, the measures necessary for compliance with this Resolution. The deliberation of the quorum was unanimous. This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, December 20, 2019.

JOSÉ GUIMARÃES MONFORTE

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.